CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

December 31, 2020

Re:	Seismic Capital Company

Offering Statement on Form 1-A

Filed November 27, 2020

File No. 024-11376

Dear Ms. Gorman:

We acknowledge receipt of comments in your letter of December 11, 2020 regarding the Offering Statement on Form 1-A of Seismic Capital Company (the “Company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Offering Statement on Form 1-A

Process of Subscribing, page 19

1. We reissue prior comment 4. We note your disclosure that "subscribers have no right to a return of their funds during the one year following qualification." However, in the next sentence, it appears that an investor may request rescission. Please revise your disclosure to clarify when shareholders may request rescission.

We have revised the language on page 20 to clarify there is no right to rescission.

Jury Trial Waiver, page 20

2. We note your disclosure that investors are waiving their right to a jury trial and that this waiver applies to claims under the federal securities laws. Please revise your disclosure here, in your governing documents, and in your subscription agreement, to state that by agreeing to the waiver of trial by jury provision, investors will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

We have amended the disclosure in the risk factor on page 16 and on page 20. We note that the subscription agreement already contained a statement that “by agreeing to the waiver, subscribers will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.” We also note that the jury trial waiver only applies to actions arising out of or relating to the subscription agreement and that there are no jury trial waiver provisions in any of the governing documents. Further, we have amended the language on page 16, to clarify that purchasers of interests in secondary transactions would not be subject to the jury waiver provision.

Our Current Status, page 26

3. We note your response to prior comment 1. Please identify the companies with which you have entered into letters of intent. Also provide more detailed disclosure regarding your agreements with these companies and file these material contracts as exhibits. Describe the business operations of these companies in greater detail and disclose your role with each company and the services plan to provide. In your response, you state that the letters of intent are conditional upon qualification of the offering statement. Tell us the purpose of this condition and when you expect to enter into definitive agreements with these companies and whether there are any other material conditions. We may have further comments.

As requested the Company has identified the companies with which it has entered into letters of intent. The Company has expanded its discussion of those companies, including details on the services it has provided and will provide these companies, and of the material terms of the letters of intent, which have been filed as exhibits.

The Company notes that it needs funds in order to complete the transactions contemplated by the letters of intent and that raising funds under Regulation A is currently the only source of those funds; hence the transactions are conditional upon an event which the Company believes will provide the Company some assurance as to its ability to raise funds. The Company further notes that these agreements are non-binding. The Company intends to enter into binding agreements after successfully completing its due diligence and upon raising sufficient funds. In the letters of intent, the Company has included projected closing dates, and expects, to the extent conditions are met, entering into definitive agreements by those dates.

Exhibit 2.1, page 38

4. We note that Article XI of the certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Further, please revise your disclosure in the offering statement.

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We have amended the risk factor on page 15 and added disclosure on page 20 to provide further details regarding these provisions.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Brigitte Lippmann, Securities and Exchange Commission

Jorge Bonilla, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Steven Weinstein, CEO, Seismic Capital Company

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